May 17, 2012

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Rofin Sinar Technologies, Inc.
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed November 29, 2011
      File No. 000-21377

Dear Mr. Vaughn:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the "2011 10-K") of Rofin-Sinar Technologies, Inc. (the "Company") in the letter dated April 26, 2012 (the "Comment Letter") addressed to Mr. Gunther Braun, President and Chief Executive Officer of the Company.

I am writing to respond on behalf of the Company to the comments and indicate changes that will be made in future filings with the SEC. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below for your reference.

Form 10-K for the Fiscal Year Ended September 30, 2011
Management Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 41
 1.  Comment No. 1

     We note from your disclosures on page F-22 that your foreign subsidiaries had approximately $390 million of accumulated undistributed earnings indefinitely reinvested outside the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV SEC Release 33-8350.



     Company's response to Comment No. 1

     In response to the Staff's comment, we have reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. In particular, we have considered the requirement of Item 303(a)(1) of Regulation
     S-K that a company should "identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way."

     We acknowledge the Staff's comment that additional disclosure regarding the undistributed earnings of foreign subsidiaries would better communicate to the readers of our MD&A that some cash is not presently available to us to fund domestic operations and obligations without paying taxes upon repatriation. Accordingly, beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, we will enhance our MD&A disclosure to include a discussion of the impact of our foreign undistributed earnings on our overall liquidity. A draft of the proposed enhancement to our disclosure is as follows:

         As of March 31, 2012, $82.6 million of the total $105.5 million of cash, cash equivalents short-term investments, was held by our non-US subsidiaries, with the balance ($22.9 million) held by our US subsidiaries. As of that date, the entirety of our indebtedness to banks $18.7 million, was owed by our non-US subsidiaries. We expect our existing domestic cash, cash equivalents, and short-term investments, together with our cash flows from operations to be sufficient to fund our domestic operating activities. In addition, our US Company had $20 million in available and unused lines of credit at March 31, 2012. Therefore, we do not intend, nor do we foresee a need, to repatriate foreign earnings that are considered to be indefinitely reinvested, and we do not believe there are any material implications for or restrictions on the liquidity of our domestic subsidiaries as a result of having a majority of our cash, cash equivalents and short term investments held by our foreign subsidiaries.



Consolidated Statements of Operations, page F-4

 2.  Comment No. 2

     Your disclosures on page 20 indicate approximately 36% of your revenues are from after-sales services, replacement parts and components. Please tell us the consideration you have given to separately disclosing revenue and cost of revenue from services and other sources. We refer you to Item 5-03(b)1(d)-(e) of Regulation S-X.


     Company's response to Comment No. 2

     We acknowledge the Staff's comment and have considered Rule 5-03 of Regulation S-X when preparing the consolidated financial statements. Rule 5-03 identifies subcaptions which should appear separately on the face of the income statement, provided that if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. The subcaptions under Rule 5-03.1 are
     (a) net sales of tangible products (gross sales less discounts, returns and allowances), (b) revenues from operating revenues of public utilities or others, (c) income from rentals, (d) revenues from services; and (e) other revenues. Page 20 of our 2011 10-K indicates that approximately 36 percent of our revenues are from aftermarket services, replacement parts and components. The Company's intent was to inform the reader of the scope of our revenues from aftermarket and component sales. However, within the 36 percent amount are revenues from aftermarket replacement parts and components, which are sales of tangible products. Revenues from services, which includes income from rentals, services, and other revenues, represents 9.5 percent of total revenues. Thus the Company's revenues from services were not more than 10 percent of the sum of all classes identified with Rule 5-03 of Regulation S-X. Accordingly, no separate disclosure of revenues from services is required under Rule 5-03. We will continue to monitor the development of this class of our revenue and include separate disclosure if and when the threshold has been met.


We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding this letter may be directed to me or Mr. Gunther Braun, the Chief Executive Officer, at 011-49-40-73363-4177 in Germany or 734-416-0206 in the United States. We can also be reached at the following address: 40984 Concept Drive, Plymouth, MI 48170.

Sincerely,


/s/ Ingrid Mittelstaedt
----------------------------
Ingrid Mittelstaedt
Chief Financial Officer
Rofin-Sinar Technologies, Inc.